UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-41524

Rentokil Initial plc
(Registrant’s name)
Compass House
Manor Royal
Crawley
West Sussex RH10 9PY
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Annual Financial Report dated 04 April 2023

Rentokil Initial plc (the "Company")

Annual Report and Annual General Meeting

In compliance with Listing Rule 9.6.1, the Company announces that the following documents, in unedited full text, have today been filed with the Financial Conduct Authority and are available for inspection via the National Storage Mechanism at https://data.fca.org.uk/#/nsm/nationalstoragemechanism:

●       Annual Report and Financial Statements for the year ended 31 December 2022 (the Annual Report 2022);
●       Notice of 2023 Annual General Meeting; and
●       Proxy Form for the 2023 Annual General Meeting.

The documents will be posted today and the Annual Report 2022 and the Notice of 2023 Annual General Meeting have been published on the Company's website at rentokil-initial.com/investors.

The 2023 AGM will be held at, and broadcast via live webcast from, the Company's offices at Compass House, Manor Royal, Crawley, RH10 9PY on Wednesday 10 May 2023 at 3.00pm.  Full details of how to participate in the meeting can be found in the Notice of Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 04 April 2023	RENTOKIL INITIAL PLC
/s/ Catherine Stead
Name: Catherine Stead
Title: Company Secretary